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UNITEDSTATES

SECURITIESANDEXCHANGECOMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September , 2020.

Commission File Number 001-39491

EXCELLON RESOURCES INC.
(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON COMMENCES TRADING ON THE NYSE

Toronto, Ontario – September 23, 2020 – Excellon Resources Inc. (TSX:EXN, EXN.WT; NYSE:EXN; FRA:E4X2) (“Excellon” or the “Company”) is pleased to announce that its common shares (the “Common Shares”) will commence trading on the NYSE American LLC (the “NYSE American”) as of market open today under the ticker symbol “EXN”. Excellon’s Common Shares will continue to trade on the Toronto Stock Exchange under the ticker symbol “EXN”.

“Listing on the NYSE American furthers our aims of improving liquidity for our shareholders while broadening access for prospective retail and institutional investors,” stated Brendan Cahill, President and CEO. “We are delighted to join our silver producing and exploring peers on the NYSE American and look forward to delivering returns to shareholders from the ongoing precious metals bull market.”

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer or

Anna Ladd-Kruger, Chief Financial Officer & VP Corporate Development

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

EXCELLON PROVIDES UPDATE ON TRADING DATE

ON THE NYSE AMERICAN

Toronto, Ontario – September 22, 2020 – Excellon Resources Inc. (TSX:EXN, EXN.WT; OTC:EXLLD; FRA:E4X2) (“Excellon” or the “Company”) advises shareholders that its common shares (the “Common Shares”) will commence trading on the NYSE American, LLC (the “NYSE American”) in the coming days, subject to completion of certain duties of the Company’s transfer agent. The Company will provide an update on the specific date that trading will commence when available.

Excellon’s Common Shares will trade on the NYSE American under the ticker symbol “EXN”. The Company’s common shares on the OTCQX will continue to be traded until market close on the day prior to commencement of trading on the NYSE American, after which these shares will begin trading under the ticker symbol EXN on the NYSE American. Excellon’s Common Shares will continue to trade under the ticker symbol EXN on the Toronto Stock Exchange.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information:

Excellon Resources Inc.

Brendan Cahill, President & CEO or

Anna Ladd-Kruger, CFO & VP Corporate Development

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

EXCELLON ANNOUNCES INAUGURAL TRADING DATE

ON THE NYSE AMERICAN

Toronto, Ontario – September 17, 2020 – Excellon Resources Inc. (TSX:EXN, EXN.WT; OTC:EXLLD; FRA:E4X2) (“Excellon” or the “Company”) is pleased to announce that its common shares (the “Common Shares”) have been approved for listing on the NYSE American, LLC (the “NYSE American”).

Excellon expects its Common Shares will commence trading on the NYSE American as of market open on September 22nd under the ticker symbol “EXN”. The Company’s common shares on the OTCQX will continue to be traded until market close on September 21st, after which these shares will begin trading under the ticker symbol EXN on the NYSE American. Excellon’s common shares listed on the Toronto Stock Exchange will continue to trade under the ticker symbol EXN.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information:

Excellon Resources Inc.

Brendan Cahill, President & CEO or

Anna Ladd-Kruger, CFO & VP Corporate Development

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

EXCELLON UPDATES EVOLUCION

MINERAL RESOURCE ESTIMATE

Toronto, Ontario – September 17, 2020 – Excellon Resources Inc. (TSX:EXN, EXN.WT; OTC:EXLLD and FRA:E4X2) (“Excellon” or the “Company”) is pleased to provide an updated Mineral Resource Estimate (“MRE”) for the Calvario and Lechuzas Zones on the Evolución Project in Zacatecas, Mexico as at July 31, 2020.

2020 Evolución MRE Highlights

●	Updated MRE incorporates 17,120 metres of additional surface drilling completed in the resource area from June 2018 to December 31, 2019
●	Indicated resource of 6,407,000 tonnes at 170 g/t silver equivalent (“AgEq”) representing 35,091,000 AgEq ounces
●	Inferred resource of 14,960,000 tonnes at 135 g/t AgEq representing 64,813,000 AgEq ounces
Expansion drilling being planned to test the strike extension of the mineralized zones and follow up on parallel structures, where grab samples taken during detailed mapping in 2020 returned values of up to 2.30 g/t Au, 203 g/t Ag and 10.4% Pb

“We discovered the Lechuzas zone adjacent to our Miguel Auza mill in late 2018 and identified a sizeable mineral resource that, when combined with the historic Calvario Vein, is similar to other deposits currently producing in the region,” stated Ben Pullinger, SVP Geology. “This MRE represents a sizeable addition to Excellon’s overall metal inventory and a foundation to further advance the project, as both Lechuzas and Calvario are open for extension along strike and at depth.”

Resource Summary for Evolución Project

The MRE will be included in an updated technical report prepared by SRK Consulting (Canada) Inc. (“SRK”) under National Instrument 43-101 (“NI 43-101”), which will be published on SEDAR (www.sedar.com) in the coming weeks.

Mineral Resource Statement, Evolución Project, Zacatecas, Mexico

		Grade						Contained Metal
		Tonnes	Ag	Au	Pb	Zn	AgEq	Ag	Au	Pb	Zn	AgEq
Category	Zone	(000′ t)	(g/t)	(g/t)	(%)	(%)	(g/t)	(000′ oz)	(000′ oz)	(000′ lb)	(000′ lb)	(000′ oz)
Indicated	Calvario	6,407	64	0.09	1.00	1.14	170	13,154	19	140,741	161,548	35,091
	Total Indicated	6,407	64	0.09	1.00	1.14	170	13,154	19	140,741	161,548	35,091
Inferred	Calvario	5,626	53	0.09	0.82	1.08	149	9,570	16	102,223	134,447	26,902
	Lechuzas	9,335	30	0.11	0.71	1.18	126	8,953	33	145,235	243,300	37,911
	Total Inferred	14,960	39	0.10	0.75	1.15	135	18,524	49	247,459	377,747	64,813

Notes:

1.	Mineral Resources are estimated pursuant to NI 43-101 with an effective date of August 31, 2020.
2.	Mineral Resources are reported at a cut-off grade of 90 g/t AgEq. Cut-off grades are based on a silver price of US$17 per troy ounce and a silver recovery of 76%; a gold price of US$1,550 per troy ounce and recovery of 20%; a lead price of US$0.90 per pound and recovery of 90%; and a zinc price of US$1.15 per pound and recovery of 88%.
3.	Mineral Resources that are not Mineral Reserves do not necessarily demonstrate economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Composites have been capped where appropriate.
4.	The mineral resources were estimated in conformity with the widely accepted CIM Estimation of Mineral Resource and Mineral Reserves Best Practices Guidelines (November 2019) and are reported in accordance with the Canadian Securities Administrators’ National Instrument 43-101.
5.	The construction of the Mineral Resource model was a collaborative effort between Excellon and SRK personnel. Dr. Aleksandr Mitrofanov, P.Geo. (APGO#2824) is responsible for resource wireframing, geostatistical analysis, grade estimation and classification with senior review provided by Mr. Glen Cole, PGeo (APGO#1416).

The Lechuzas Zone was modelled in conjunction with a remodeling of the historical Calvario vein system. The evaluation of mineral resources for these zones on the Evolución Project involved the following:

1.	Validation and verification of the Excellon drill hole and analytical database and QA/QC performance;
2.	Construction of explicit wireframe domains for mineralization using geological indices and structural trends;
3.	Definition of resource domains;
4.	Data conditioning (compositing and capping) for geostatistical analysis and variography and determination of specific gravity;
5.	Definition and interpolation of a 3D block model;
6.	Validation, classification and tabulation;
7.	Assessment of “reasonable prospects for eventual economic extraction” and selection of cut-off grade and grade sensitivity analysis; and
8.	Preparation of the MRE.

This model incorporates data from 239 drill holes (68,361 metres) completed by previous operators at Calvario and 34 diamond holes (14,509 metres) completed by Excellon from 2018 to 2020 on the Lechuzas zone. Additional work completed and integrated into the model included structural studies completed in 2018, oriented core data, petrographic studies, re-logging and re-assaying of historical mineralized intersections and a re-interpretation of the geology and mineralization of the studied area.

Mineral resource modeling of the Evolución Project incorporates lithological and structural geology modeling and grade interpolation. SRK used the available data to create a geological model delimiting the different mineralized domains in Leapfrog Geo™. The model comprises a total of twelve high-grade veins (eight at Calvario and four at Lechuzas), and three low-grade haloes for each zone.

The high-grade vein domains were generated using a combination of geological descriptions, where they were available, and AgEq values. The high-grade domains were constrained based on economic composites greater than 10 g/t AgEq threshold and a maximum waste inclusion of 1 metre. Low-grade domains were modelled based on economic composites of 2 g/t AgEq threshold and a maximum of 3 metres waste inclusion, and further constrained using interval selections based on structural trends. The AgEq calculations are based on a silver price of US$17.00 per troy ounce (t oz) and a silver recovery of 76%; a gold price of US$1,550 per t oz and a gold recovery of 20%; a lead price of US$0.90 per lb and a lead recovery of 90%; and a zinc price of US$1.15 per lb and a zinc recovery of 88%. Recovery values are based upon the total overall recovery values documented by Roscoe Postle Associates Inc. (2008), determined by the metallurgical testwork completed by Silver Eagle Mines Inc.

Approximately 12% of the tonnage within the MRE (26% of the indicated tonnage and 6% of the inferred tonnage) is located within the La Antigua concession (part of the Evolución Project), which is the subject of litigation between a subsidiary of Excellon and a plaintiff. The initial decision in respect of this litigation does not affect Excellon’s contractual rights to this concession.

The MRE was prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s (CIM) ‘Mineral Resources and Mineral Reserves Best Practices’ guidelines (November 2019) and is classified per the CIM ‘Definition Standards for Mineral Resources and Mineral Reserves’ (May 2014).

The Evolución property covers 45,000 hectares (450 km2) and 35 kilometres of strike in one of the world’s premier silver mining districts, known as the Fresnillo trend. The Lechuzas and Calvario Zones are hosted within the Caracol Formation, which hosts the most significant deposits on the Fresnillo trend. Precious and base metal mineralization is associated with structures featuring carbonate and quartz veining that crosscut the host rocks. Pyrite, sphalerite, and galena are the most commonly observed sulphide minerals. The property includes a conventional grinding and flotation mineral processing facility, through which the Company currently processes ore from its Platosa Mine. The mineral processing facility currently has nameplate capacity of approximately 800 tonnes per day (“tpd”), with a 650 tpd ball mill in operation and a second, 150 tpd ball mill on standby, with opportunities available for further expansion.

Ongoing Exploration at Evolución

Detailed mapping and surface sampling are underway on the Evolución Project. Numerous samples with anomalous geochemical signatures have been identified in the target area; these are thought to be the surface expressions of epithermal alteration and associated mineralization. The program will be used to aid in structural modeling and targeting for future drilling.

Qualified Person

Mr. Ben Pullinger, P.Geo., Senior Vice President Geology, has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information contained in this press release.

Update on Trading Symbols on the OTC Pink and Frankfurt Exchanges

Further to the Company’s press release on September 10, 2020 announcing the effective date of the consolidation of the Company’s common shares on a one-for-five basis, the following adjustments were made to trading symbols on the OTC Pink and Frankfurt Exchanges:

●	On the OTC Pink, Excellon’s symbol was changed from “EXLLF” to “EXLLD”. The new symbol will remain in effect for a period of 20 trading days after the consolidation was effected or until the Company’s common shares start trading on the NYSE American, LLC exchange (the “NYSE American”), whichever comes first. Upon listing on the NYSE American, the common shares will trade under the symbol “EXN” and trading on the OTC Pink exchange will cease;
●	On the Frankfurt Stock Exchange, Excellon’s symbol was changed from “E4X1” to “E4X2”.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & CEO or

Ben Pullinger, SVP Geology

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cautionary Note to U.S. Investors: The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource,” as used on our website and in our press releases are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies.  The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information describing the Company’s “mineral resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws. U.S. investors are urged to consider closely the disclosure in our Form 40-F which may be secured from us, or online at http://www.sec.gov/edgar.shtml.

EXCELLON DELIVERS STRONG AUGUST PRODUCTION
AND RESUMES SURFACE EXPLORATION AT PLATOSA

Toronto, Ontario – September 18, 2020 – Excellon Resources Inc. (TSX:EXN, EXN.WT; OTC:EXLLD; FRA:E4X2) (“Excellon” or the “Company”) is pleased to provide August production results following its successful restart of operations in mid-June 2020.

“We continued to realize strong production in August, delivering record monthly tonnage from both the mine and mill,” stated Brendan Cahill, President & CEO. “Changes to mine shift scheduling and mining method continued to deliver improved productivity and lower costs and we expect to transition to a lower cost energy supplier in early Q4. Electricity remains the largest cost centre at Platosa and the best opportunity to reduce cost further.”

August 2020 Production Results

Production in Dry Metric Tonnes (DMT)	August 2020
Tonnes Mined from Platosa	7,635
Tonnes Processed	8,477
Ore Grades
Silver (g/t)	451
Lead (%)	4.95
Zinc (%)	6.76
Recoveries
Silver (%)	86.8
Lead (%)	78.8
Zinc (%)	78.9
Metal Production*
Silver (oz)	106,662
Lead (lb)	729,081
Zinc (lb)	997,157
AgEq (oz)*	169,473
Average August 2020 Commodity Prices
Silver ($)	26.89
Lead ($)	0.88
Zinc ($)	1.09

* Subject to final settlement prices and assays with concentrate purchaser/AgEq ounces calculated using average August 2020 metal prices

The operation realized ordinary-course variations in metal grade during August. Recoveries were lower than planned as additional process optimizations were implemented, but recoveries have returned to plan in September. Realized cost reductions at Platosa include reductions to the workforce and renegotiation of treatment charges on concentrate. Pending cost reductions include the transition to a new energy supplier, upgrades to underground communications and various processing optimizations to better control reagent and consumables usage. The Company expects Platosa to deliver positive cashflow at current metal prices, particularly with these realized and pending cost reductions.

Surface Drilling Resumes at Platosa Mine and Nearby Targets

The Company has recommenced underground and surface drilling at the Platosa Mine and broader Platosa Property, respectively. Underground exploration is focused on expanding and further defining known mineralization. Surface exploration is focused on near mine targets around the Platosa deposit and the Jaboncillo and PDN targets north of the mine. Jaboncillo, 11 kilometres northwest of the Platosa Mine, is a Platosa-style target with a 4 x 4 kilometre alteration footprint, multiple times the size of the Platosa footprint, where the Company intersected near-surface gossans in 2019 drilling. PDN, two kilometres north of the Platosa Mine, is a skarn-style geophysical target that may be associated with the skarn discovery made in 2012 at Rincón del Caído. A complete update on the exploration outlook at Platosa is expected in the coming weeks.

Litigation Update

A subsidiary of the Company’s appeal against a judgment revoking its 2007 purchase of approximately 295 hectares of surface rights north of the Platosa Mine has been denied by an appeals court in Mexico. The judgment nullifies the purchase and orders that the land be returned to the plaintiffs and the plaintiffs to repay the original purchase price to the Company’s subsidiary.

The Company does not consider the land material to its mining operation or exploration activities. The decision does not impact Excellon’s mineral rights and the Company does not expect it to have any impact on its operations.

The plaintiffs also alleged at trial, for the first time, that the Platosa Mine site was on this land. This assertion was not decided in the litigation, was not supported by admissible evidence, contradicts the cadastral registry, conflicts with the rights of other third-party holders and ignores the fact that the Company began its use and occupation of the mine site in 2004 – before the sale in question.

Under Mexican law, Excellon’s access to the mine cannot be impeded. Nevertheless, the Company is considering a variety of legal avenues to redress the ruling, including further appeal.

COVID-19 Update

Excellon continues to monitor and implement business continuity measures to mitigate and minimize to the extent possible any potential impacts from COVID-19 that might impact operations, procurement or commercial activities. The pandemic has not had any material impact on production or shipment of concentrate from any of the Company’s operations.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.
Brendan Cahill, President & Chief Executive Officer or
Anna Ladd-Kruger, Chief Financial Officer & VP Corporate Development
(416) 364-1130
info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: September 23, 2020	By:	/s/ Brendan Cahill
President and Chief Executive Officer